Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

March 14, 2012 and the Prospectus dated August 7, 2009

Registration No. 333-161192

March 14, 2012

PRICING SUPPLEMENT

International Lease Finance Corporation

March 14, 2012

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated March 14, 2012 (the “Preliminary Prospectus Supplement”).  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 4.875% Senior Notes due 2015

Issuer:	International Lease Finance Corporation (the “Company”)

Title of Securities:	4.875% Senior Notes due 2015

Aggregate Principal Amount:	$750,000,000

Gross Proceeds to Company:	$747,375,000

Net Proceeds to Company (after underwriting discounts but before expenses):	$741,750,000

Final Maturity Date:	April 1, 2015

Yield to Maturity:	5.000%

Coupon:	4.875%

Price to Investors:	99.650%

CUSIP/ISIN Numbers:	CUSIP: 459745GM1 ISIN: US459745GM14

Terms Applicable to the 5.875% Senior Notes due 2019

Issuer:	International Lease Finance Corporation

Title of Securities:	5.875% Senior Notes due 2019

Aggregate Principal Amount:	$750,000,000

Gross Proceeds to Company:	$744,660,000

Net Proceeds to Company (after underwriting discounts but before expenses):	$737,160,000

Final Maturity Date:	April 1, 2019

Yield to Maturity:	6.000%

Coupon:	5.875%

Price to Investors:	99.288%

CUSIP/ISIN Numbers:	CUSIP: 459745 GL3 ISIN: US459745GL31

Terms Applicable to All Notes

Record Dates:	March 15 and September 15 of each year

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	October 1, 2012

Use of Proceeds:

The Company will use the net proceeds from this offering to repay all of the amounts outstanding under the Company’s $750 million term loan due March 17, 2015, which is secured by 43 aircraft and all related equipment and leases, and, with the remainder, for general corporate purposes, including the repayment of other existing indebtedness and the purchase of aircraft.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Barclays Capital Inc. Macquarie Capital (USA) Inc.

Co-Managers	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Trade Date:	March 14, 2012

Settlement Date:	March 19, 2012 (T+3)

Distribution:	SEC Registered (Registration No. 333-161192)

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

The Company has filed a registration statement (including the Preliminary Prospectus Supplement and related Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and related Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain a copy of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus Supplement and Base Prospectus if you request it.